

Report of Independent Registered Public Accounting Firm

To Members of the Board of Management of C6 Capital Securities LLC:

We have reviewed C6 Capital Securities LLC's assertions, included in the accompanying C6 Capital Securities LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2020

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



C6 Capital Securities LLC
600 Lexington Avenue, 32ᴺᴰ Floor, New
York, New York 10022
Phone: 646.253.5566

C6 CAPITAL SECURITIES LLC's Exemption Report

C6 Capital Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a- 5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R.§ 240.15c3-3(k) throughout the year ended December 31, 2019 without exception.

C6 Capital Securities LLC

I, Renata Clemente affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Renata J. Clemente*

Title: CFO/FinOp

February 27 ,2020

This report should be deemed confidential pursuant to subparagraph (e) (3) under SEC Rule 17a-5